UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Immunovant, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45258J 102

(CUSIP Number)

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 207 400 3347

With copies to:

Derek J. Dostal

Davis Polk & Wardwell LLP

450 Lexington Ave.

New York, NY 10017

(212) 450-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45258J 102

1.	Name of Reporting Persons: Roivant Sciences Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 37,414,967

	8.	0

	9.	Sole Dispositive Power 37,414,967

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,414,967

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.3% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)   All share percentage calculations in this Schedule 13D are based on 56,452,611 shares of Common Stock, par value $0.0001 per share, of Immunovant, Inc. (the “Issuer”), issued and outstanding as of December 18, 2019, as disclosed by Immunovant, Inc. on its Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2019, after giving effect to the 10,000 shares of Common Stock, par value $0.0001 per share, of the Issuer issuable upon conversion of the Series A Preferred Stock issued to Roivant Sciences Ltd. as described below.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Immunovant, Inc., a Delaware corporation (formerly Health Sciences Acquisitions Corporation) (the “Issuer”), with its principal executive offices at 320 West 37th Street, 3rd Floor, New York, NY 10018.

Item 2. Identity and Background

(a)   Reporting Person (Roivant)

This Schedule 13D is filed by Roivant Sciences Ltd. (“Roivant” or the “Reporting Person”), an exempted limited company incorporated under the laws of Bermuda. The principal business address of Roivant is Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom.

Roivant aims to improve health by rapidly delivering innovative medicines and technologies to patients. Roivant does this by building Vants - nimble, entrepreneurial biotech and healthcare technology companies with a unique approach to sourcing talent, aligning incentives, and deploying technology.

Covered Persons

Roivant has a board of directors (such members of the board of directors collectively, the “Covered Persons”). The principal business address of each of the Covered Persons is Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom. The name, present principal occupation and country of citizenship of each of the Covered Persons is set forth below, along with the principal business address of the employer of each of the Covered Persons.

Name	Principal Business Address of Employer	Present Principal Occupation	Citizenship

Sakshi Chhabra	69 Grosvenor Street London X0 W1K3JP, United Kingdom	Director, SoftBank Investment Advisers	India
Andrew Lo	c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom

Charles E. and Susan T. Harris Professor, MIT Sloan School of Management; Director of the MIT Laboratory for Financial Engineering; Principal Investigator at the MIT Computer Science and Artificial Intelligence Laboratory

United States
Patrick Machado	c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St.	Chairman, Armaron Bio Pty. Ltd.; Director, Chimerix, Inc.; Director,	United States

James’s Square, London SW1Y 4LB, United Kingdom

SCYNEXIS, Inc.; Director, Adverum Biotechnologies, Inc.; Director, Therachon AG; Director, Auransa, Inc.; Director, Turnstone Biologics; Director, Turning Point Therapeutics, Inc.; Director, Principia Biopharma Inc.

Keith Manchester, M.D.	444 Madison Avenue, 21st Floor, New York, New York 10022	Managing Director and Head of Life Sciences, QVT Financial LP	United States
Ilan Oren	1 Dexcel Street, Or Akiva, 3060000, Israel	Vice President, Business Development, Dexcel Pharma Technologies Ltd.	Israel
Vivek Ramaswamy	c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom	President and Chief Executive Officer, Roivant Sciences, Inc.	United States

(b)   The principal business address of each of Roivant, as the Reporting Person, and the Covered Persons is set forth in Item 2(a) above.

(c)   The principal business and principal business address of Roivant, as the Reporting Person, is set forth in Item 2(a) above. Additionally, the present principal occupation of each of the Covered Persons and the name, principal business and address of the organizations in which such occupation is conducted is set forth in Item 2(a) above.

(d)   During the last five years, Roivant has not been convicted, and to Roivant’s knowledge, none of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, Roivant has not been a party, and to Roivant’s knowledge, none of the Covered Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The place of organization of each of Roivant, as the Reporting Person, and the citizenship or place of organization, as applicable, of each of the Covered Persons is set forth in Item 2(a) above.

Item 3. Source and Amount of Funds or Other Consideration

On December 18, 2019 (the “Closing Date”), the Issuer consummated the previously announced business combination (the “Business Combination”) pursuant to a Share Exchange Agreement, dated as of September 29, 2019 (the “Share Exchange Agreement”), by and among the Issuer, Immunovant Sciences Ltd. and the stockholders of Immunovant Sciences Ltd. (the “Sellers”), including Roivant Sciences Ltd. In connection with the closing of the Business Combination (the “Closing”), the Issuer changed its name from “Health Sciences Acquisitions Corporation” to “Immunovant, Inc.” “HSAC” refers to the Registrant prior to the Closing. In connection with the Closing, HSAC issued 42,190,277 shares of HSAC’s Common Stock in exchange for all of the equity securities of Immunovant Sciences Ltd. and Immunovant Sciences Ltd. became a wholly-owned subsidiary of the Issuer. In this regard, Roivant received 36,917,339 shares of Common Stock in consideration for its equity securities of Immunovant Sciences Ltd., as well as 10,000 shares of Preferred Stock as described in Item 6 below.

In addition, prior to the Closing Date, Roivant acquired 485,000 shares of HSAC’s Common Stock in three privately negotiated transactions (the “Private HSAC Shares”) using cash on hand.

The foregoing summary of the Share Exchange Agreement is qualified in its entirety by reference to the Share Exchange Agreement, a copy of which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2019, attached hereto as Exhibit 2.1 and incorporated herein by reference.

Item 4. Purpose of Transaction

To the extent required by Item 4, the information contained in Items 3 above and 6 below is incorporated herein by reference.

Roivant previously held common shares of Immunovant Sciences Ltd. and, with the exception of the Private HSAC Shares, received the shares of Common Stock as consideration from the Issuer pursuant to the terms of the above described Share Exchange Agreement in connection with the Business Combination.

Roivant intends to participate in and influence the affairs of the Issuer as the controlling shareholder.

Subject to applicable legal requirements, the Reporting Person may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Person’s ownership of the Issuer’s securities, other opportunities available to the Reporting Person, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Person may dispose of all or a portion of their securities of the Issuer at any time. The Reporting Person reserves the right to increase or decrease their holdings on such terms and at such times as they may decide.

Additionally, Roivant or subsidiaries of Roivant and the Issuer are party to several commercial agreements, including an information sharing and cooperation agreement and services agreements. Currently, Roivant has no plans in respect of these commercial agreements that would involve transactions of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D, and such agreements do not otherwise relate to securities of the Issuer within the meaning of Item 6 of Schedule 13D.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

(a)   Reporting Person (Roivant)

Roivant directly beneficially owns 37,414,967, or 66.3%, of the Common Stock (after giving effect to the shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Roivant), and has sole voting and dispositive power over such Common Stock. Roivant disclaims beneficial ownership in all Common Stock reported herein, except to the extent of Roivant’s respective pecuniary interest therein.

(b)   See rows 7-10 of the cover page to this Schedule 13D for information regarding Roivant’s power to vote or direct the vote and its power to dispose or direct the disposition of the Common Stock. Except as disclosed in this Schedule 13D, Roivant does not and, to Roivant’s knowledge, the Covered Persons do not beneficially own any Common Stock or have the right to acquire any Common Stock.

(c)   Except as disclosed in this Schedule 13D, Roivant has not effected and, to Roivant’s knowledge, none of the Covered Persons has effected any transactions in the Common Stock during the past 60 days.

(d)   Except as disclosed in this Schedule 13D, no person other than Roivant has the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Schedule 13D relates.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the extent required by Item 6, the information contained in Items 3, 4 and 5 above is incorporated herein by reference.

Governance Rights

Roivant possesses certain governance rights and obligations as shareholder of the Issuer under the Amended and Restated Certificate of Incorporation.

Board Appointment Rights

Roivant currently holds all 10,000 shares of Series A Preferred Stock. The holder(s) of a majority of the of the outstanding shares of Series A Preferred Stock will be entitled to elect: (1) four directors (the “Series A Preferred Directors”), as long as the holder(s) of Series A Preferred Stock hold 50% or more of the voting power of all then-outstanding shares of capital stock of Immunovant, Inc. entitled to vote generally at an election of directors, (2) three Series A Preferred Directors, as long as the holder(s) of Series A Preferred Stock hold 40% or more but less than 50% of the voting power of all then-outstanding shares of capital stock of the Immunovant, Inc. entitled to vote generally at an election of directors, and (3) two Series A Preferred Directors, as long as the holder(s) of Series A Preferred Stock hold 25% or more but less than 40% of the voting power of all then-outstanding shares of capital stock of the Immunovant, Inc. entitled to vote generally at an election of directors.

Registration Rights

On May 9, 2019, HSAC entered into a registration rights agreement with Health Sciences Holdings, LLC (the “Sponsor”), pursuant to which the Sponsor was granted certain rights relating to the registration of securities of HSAC held by the Sponsor.

On September 29, 2019, concurrent with the execution of the Share Exchange Agreement, HSAC, the Sponsor and the Sellers entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”), which became effective as of the Closing.  Under the Registration Rights Agreement, the Sponsor and the Sellers hold registration rights that obligate HSAC to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), all or any portion of the Registrable Securities (as defined in the Registration Rights Agreement) held by the Sponsor and the Sellers. Each of the Sponsor, Roivant and stockholders holding a majority-in-interest of all such Registrable Securities will be entitled to make a written demand for registration under the Securities Act of all or part of their Registrable Securities, so long as such shares are not then restricted under the Lock-up Agreement (as defined below). Subject to certain exceptions, if Immunovant, Inc. proposes to file a registration statement under the Securities Act with respect to its securities, under the Registration Rights Agreement, Immunovant, Inc. shall give notice to the Sponsor and the Sellers as to the proposed filing and offer such stockholders an opportunity to register the resale of such number of their Registrable Securities as they request in writing, subject to certain exceptions. In addition, subject to certain exceptions, such stockholders will be entitled under the Registration Rights Agreement to request in writing that Immunovant, Inc. register the resale of any or all of their Registrable Securities on Form S-3 or any other registration statement that may be available at such time.

Under the Registration Rights Agreement, HSAC agreed to indemnify such stockholders and certain persons or entities related to such stockholders against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell Registrable Securities, unless such liability arose from their misstatement or omission, and such stockholders including Registrable Securities in any registration statement or prospectus agreed to indemnify HSAC and certain persons or entities related to HSAC against all losses caused by their misstatements or omissions in those documents.

Lock-up Agreement

Roivant has entered into a lock-up agreement with HSAC, dated December 18, 2019 (the “Lock-up Agreement”) with respect to their HSAC common stock (“HSAC Shares”) (or any securities convertible into, or exchangeable for, or representing the rights to receive HSAC Shares) to be received by it in the business combination or during the Lock-up Period (as defined below) (such shares, the “Lock-up Shares”). In such Lock-up Agreement, each Immunovant Sciences Ltd. has agreed that during the Lock-up Period, it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Lock-up Shares), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Lock-up Shares, whether any of these transactions are to be settled by delivery of any Lock-up Shares, in cash or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any short sales with respect to any security of HSAC.

The “Lock-up Period” means: (i) with respect to 50% of the Lock-up Shares, the shorter of (A) the period commencing on the date of Closing and ending on the date that is six months thereafter; and (B) the period commencing on the date of Closing and ending on the date on which the last reported closing price of the HSAC Shares on the Nasdaq Capital Market (or such other exchange on which the HSAC Shares are then listed) equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days during any 30 trading day period thereafter; and (ii) with respect to the remaining 50% of the Lock-up Shares, the period commencing on the date of Closing and ending on the date that is six months thereafter. In addition, if within six months after the date of Closing, there is a Change of Control (as defined in the Share Exchange Agreement), then upon the consummation of such Change of Control, all Lock-up Shares shall be released from the foregoing restrictions.

The foregoing descriptions of the Amended and Restated Certificate of Incorporation, the Registration Rights Agreement and the Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the Amended and Restated Certificate of Incorporation, Registration Rights Agreement and the Lock-up Agreement, copies of which are filed as Exhibits 7.01, 7.02 and 7.03, respectively, to this Schedule 13D and which are incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
2.1

Share Exchange Agreement, dated as of September 29, 2019, by and among the Issuer, Immunovant Sciences Ltd. and the stockholders of Immunovant Sciences Ltd., including Roivant Sciences Ltd. (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 2, 2019).

7.01

Amended and Restated Certificate of Incorporation of Health Sciences Acquisitions Corporation (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 20, 2019).

7.02

Amended and Restated Registration Rights Agreement, dated as of September 29, 2019, by and among the Issuer, Health Sciences Holdings, LLC and the stockholders of Immunovant Sciences Ltd., including Roivant Sciences Ltd. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 20, 2019).

7.03

Form of Lock-up Agreement (included as Exhibit A to the Share Exchange Agreement, dated as of September 29, 2019, by and among Issuer, Immunovant Sciences Ltd. and the stockholders of Immunovant Sciences Ltd., including Roivant Sciences Ltd., incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 2, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2019	Roivant Sciences Ltd.

	By:	/s/ Marianne Romeo Dinsmore
	Name:	Marianne Romeo Dinsmore
	Title:	Authorized Signatory